File No.  70-09477
As filed with the Securities and Exchange Commission on September 25, 2000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-1 APPLICATION-DECLARATION
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POST-EFFECTIVE AMENDMENT NO. 8
TO
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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Dominion
Resources, Inc.
120 Tredegar
Street
Richmond, VA
23219


Consolidated Natural
Gas Company
120 Tredegar Street
Richmond, VA 23219


(Name of company filing this statement and
address of principal executive offices)
-----------------------------------------------------------
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Dominion Resources, Inc.
(Name of top registered holding company
parent of each applicant or declarant)
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James F.  Stutts
Vice President and General Counsel
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219
(Name and address of agent for service)
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--------


The Commission is also requested to send copies of any communication in connection with this matter to:
Norbert F. Chandler,
Esq.
Managing Counsel
Consolidated Natural
Gas Service Company,
Inc.
CNG Tower, 625 Liberty
Street
Pittsburgh, PA 15222
Tia S. Barancik, Esq.
LeBoeuf, Lamb, Greene &
MacRae, L.L.P.
125 West 55th Street
New York, NY 10019-5389



APPLICATION-DECLARATION
UNDER
SECTIONS 9(a), 10, 12 , and 13
OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
FOR APPROVAL OF
REVISED SERVICE AGREEMENT AND RELATED MATTERS
Item 1.	Description of Proposed Transactions.
This post-effective amendment to the Application-
Declaration of the Applicants in File No. 70-9477 is
submitted, under the Public Utility Holding Company Act of
1935 (the "Act") in connection with proposed changes in the
standard service agreement (the "Current Agreement") of
Dominion  Resources Services, Inc. ("DRI Services") and
Consolidated Natural Gas Service Company, Inc.("CNG
Services").  The Current Agreement was put in place
following the merger (the "Merger") of Dominion Resources,
Inc. ("DRI") and Consolidated Natural Gas Company ("CNG"),
which was approved in this proceeding by the Securities and
Exchange Commission (the "Commission") on December 15,
1999, HCAR No. 35-27113 (the "Order"), and completed on
January 28, 2000. This amendment supplements and completes
the record with respect to certain matters set forth in the
Order.
CNG Services was formed in 1966, and DRI Services
was formed by DRI as a new subsidiary service company in
late 1999 in anticipation of the Merger.  After closing of
the Merger, DRI Services and CNG Services entered into the
Current Agreement, a new single system-wide service
agreement, with DRI and all principal subsidiaries of DRI
including subsidiaries of  CNG.  The Current Agreement was
modeled on the service agreement in effect for the CNG
system prior to the Merger.  The DRI-CNG combined system
has thus to date  been operating with two service
companies, and each system company has had the opportunity
to elect to purchase services from either service company.
The Order requires that no later than March 31, 2001, all
service functions will be centralized and a single service
company will provide all routine service functions to the
DRI-CNG combined system.
The Order further authorized that, for a limited
period of time ending no later than March 31, 2001,
Virginia Electric and Power Company ("Virginia Power"), an
electric utility company subsidiary of DRI, can provide
certain services to system companies under a subcontract
with DRI Services (the "Virginia Power Support Agreement").
DRI has committed to make whole any company for any excess
payment made to Virginia Power.  The Virginia Power Support
Agreement has and continues to serve as a practical and
efficient means for Virginia Power to provide to DRI
Services the same types of services that it has
historically provided to DRI system companies.  The
Virginia Power Support Agreement  was established primarily
to be the Virginia State Corporation Commission ("VSCC")
approved contractual framework for which services may be
performed by Virginia Power for its affiliates.
The Order also authorized Ancillary Service
Agreements under which individual system companies subject
to VSCC jurisdiction can contract with other associate
companies for specific services.  The VSCC has not approved
the Ancillary Service Agreement for use by Virginia Power
or Virginia Natural Gas Company ("VNG"), the only DRI
system utility companies subject to VSCC jurisdiction.
However such agreements have been put into place among the
other DRI system gas utility companies and Dominion
Transmission, Inc. pursuant to Rule 87.
DRI and CNG now propose the following.
1.	The merger of CNG Services into DRI
Services.
CNG Services, a Delaware corporation,  has issued
and outstanding 100 shares of common stock, $100 par value
per share.  DRI Services, a Virginia corporation, has
issued and outstanding  100 shares of common stock, no par
value per share.  CNG Services will be merged with DRI
Services, with DRI Services being the surviving
corporation.  All the outstanding common stock of CNG
Services will be cancelled pursuant to the merger.
2.	Adoption of a new standard system service
agreement.
DRI has completed an analysis and review of
services currently centralized and considered efficiencies
to be gained by a combination of the two service companies,
and, as a result, propose revisions to the Current
Agreement.  Changes will be made to the basis of allocation
to reflect consideration of what services and groups will
be in the combined services company.  Certain wording
changes will also be made to the Current Agreement in order
to update references, eliminate unnecessary detail, clarify
the mechanics of the methods of cost allocation and better
align the allocation basis with the cost driver of the
service.
Accordingly, a revised DRI system service
agreement (the "New Agreement") would be executed,
effective January 1, 2001,  by DRI Services with all the
subsidiaries of DRI with which it is a party under the
Current Agreement.  The New Agreement will supersede and
replace all of such earlier service agreements.  A form of
the New Agreement is attached as Exhibit K-3.1.  A matrix
showing the changes to allocations methods together with a
copy of the Current Agreement  marked to show changes
between it and the New Agreement will be provided to the
staff as supplemental information.  Request is made for
approval of the New Agreement.
Request is also made for authority for DRI
Services to use a "60-day letter proceeding" to obtain any
required Commission clearance with respect to changes to
the New Agreement.  In this regard, no change in the
organization of DRI Services, the type and character of the
companies to be serviced, the method of allocating costs to
associate companies, or in the scope or character of
services to be rendered, shall be made unless and until DRI
Services shall have given the Commission written notice of
such proposed changes not less than 60 days prior to the
effectiveness of  any such change.  If upon the receipt of
any such notice, the Commission within the 60-day period
shall notify DRI Services that a question exists as to
whether the aforesaid proposed change is consistent with
the provisions of Section 13 of the Act, or any rule,
regulation or order thereunder, the proposed change shall
not become effective unless and until DRI Services shall
have filed with the Commission an appropriate declaration
with respect to such proposed change, and the Commission
shall have permitted such declaration to become effective.
3.	Amendment and continuation of the Virginia
Power Support Agreement
During the post-Merger transition period to date, considerable personnel and service functions have been moved from Virginia Power to DRI Services to centralize functions and services. It has been determined by DRI that movement of other functions at this time would be disruptive and would create no significant efficiencies.
DRI has moved (or will move effective January 1, 2001) the following functions from Virginia Power into DRI Services.
	Auditing
	Legal
	Employee Benefits/Pension Investment
	Executive and Administrative
	Environmental Compliance
	Risk Management
	Tax
	Treasury/Finance

	However, Virginia Power still retains some service functions primarily needed in its own operations but which are also of some importance to its affiliates.
The Commonwealth of Virginia has mandated disaggregation of generating facilities by electric utility companies subject to its jurisdiction by January 1, 2002, which date is subject to possible extension by the state legislature.
Further changes are likely in Virginia Power's service arrangements not only in connection with the disaggregation of its generating assets, but also in connection with further anticipated changes in the DRI system to ultimately conform its legal structure to its functional business structure. It is therefore proposed that the Virginia
Power Support Agreement be terminated and replaced with a revised Virginia Power Support Agreement ("Revised Virginia
Power Support Agreement") which would be substantially reduced in scope from the current agreement. Request is made to approve the Revised Virginia Power Support
Agreement for use until July 1, 2002 to allow time during the aforementioned structural changes for further study of and adjustments to Virginia Power's methods of rendering services to DRI affiliates. Virginia Power may, after July
1, 2002, provide de minimis services to associate companies through DRI Services.

	A form of the Revised Virginia Power Support
Agreement is filed as Exhibit K-3.2. Costs that are to be allocated under the Revised Virginia Power Support
Agreement will include all costs of doing business including interest on debt and a return for the use of equity capital. A copy of the current Virginia Power
Support Agreement marked to show changes between it and the new agreement will be provided to the staff as supplemental information.

	In connection with the transfer of service functions and personnel from Virginia Power to DRI
Services, Virginia Power may sell furnishings, fixtures and equipment relating to the transferred functions to DRI
Services at cost. It is estimated that these assets will have an aggregate net book value of approximately $20 million. Even though the assets are in Virginia Power's rate base, such assets are deemed to not be "utility assets' as defined in Section 2(a)(18) of the Act because they are not facilities in place for the production, transmission, transportation or distribution of electric energy. Additionally, certain assets and liabilities in the form of employee benefit related accounts will be transferred from Virginia Power to DRI Services.

	The North Carolina Utilities Commission approved the Merger upon several regulatory conditions with which DRI is required to comply. One of the conditions was that in any filing with the Commission under the Act made in connection with asset transfers involving Virginia Power doing business in North Carolina as North Carolina Power
("NC Power"), DRI is to make a request that the Commission include certain language in its order. DRI, therefore, requests that the following language be included in the order to be issued in this proceeding:

Approval of this application in no way precludes the North Carolina Utilities Commission from scrutinizing and establishing the value of the asset transfer for purposes of determining the rates for services rendered to NC Power's customers. It is the Commission's intention that the North Carolina
Utilities Commission retain the right to review and determine the value of such asset transfer for purposes of determining rates.

	4.	DRI Services to succeed CNG Services

 Pursuant to the merger of CNG Services into DRI
Services, DRI Services will succeed to all the legal rights and obligations of CNG Services. Commensurately, request is made for DRI Services to succeed to all authorizations granted by the Commission to CNG Services under the Act. Particularly, DRI Services would take the place of CNG
Services with respect to the CNG Money Pool. By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and
24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13,1991
(HCAR  No. 25311), April 8, 1994 (HCAR No. 26021), and July
18, 1997 (HCAR No. 26742), the Commission permitted the application-declaration of CNG and subsidiaries to become effective, thereby authorizing the establishment of the CNG Money Pool. CNG Services both administers and participates in the CNG Money Pool. After satisfaction of the borrowing needs of the CNG subsidiary companies authorized to participate in the Money Pool, CNG Services, as agent for the Pool, invests excess funds and allocates the earnings among those participant companies providing such excess funds. Subsequent to the merger of the two service companies, DRI Services would administer and participate in the CNG Money Pool with respect to the activities of the CNG subsidiaries in the same capacity as CNG Services does now.
 During the quarter ended June 30, 2000, CNG
Services contributed $73,681,000 to the money pool, withdrew $45,964,000 from the money pool, and had an outstanding credit of $36,917,000 at the end of the quarter. The extent of CNG Services participation in the Money Pool during the past several months has been abnormally high due to Merger related activities. The degree of participation by CNG Services (and DRI Services after January 1, 2001) in the Money Pool is expected to be substantially lower in the future.
		On May 8, 2000, Dominion and CNG entered into a Stock Purchase Agreement, with AGL Resources Inc. ("AGL") dated as of May 8, 2000 ("Stock Purchase Agreement").
Pursuant to the Stock Purchase Agreement, CNG will sell all of the outstanding common stock of VNG to AGL for $500 million in cash, or $550 million if at the option of CNG, the parties elect to treat the transaction as a sale of assets for tax purposes, commonly referred to as a Section 338(h)(10) election. This sale was made pursuant to a commitment made by DRI and CNG to the VSCC to sell VNG in order to obtain such commission's approval, in September
1999, of the merger of Dominion and CNG. In connection with the sale of VNG, CNG and AGL propose to enter into an agreement pursuant to which CNG or its affiliates will provide transition services to VNG for a period of one year subsequent to the effective date of the sale. It is anticipated that some of such services will be of the same type that are currently being provided by CNG Services to VNG. Such services will be provided to VNG by DRI Services and its affiliates subsequent to the merger of CNG Services into DRI Services. A form of the transition services agreement between CNG and AGL is Exhibit 5.11.1 to the Stock Purchase Agreement, which itself has been filed on June 26, 2000 as Exhibit B-2 to Post-Effective Amendment
No. 6 in the proceeding under File No. 70-9477.

5.  Status of Ancillary Service Agreements.
The Ancillary Service Agreements may be amended in a manner similar to the amendment to the Current
Agreement. In addition, Ancillary Service Agreements will be entered by certain subsidiaries of CNG (including gas utility companies) to allow provision of services by such subsidiaries to DRI Services which will, in turn, provide the services through the New Agreement to Virginia Power.
This would be in accordance with the VSCC's intent to have all services from and to Virginia Power to be run through DRI Services for ease of regulatory oversight.

Item 2.	Fees, Commissions and Expenses.
The fees, commissions and expenses to be paid or
incurred, directly or indirectly, in connection with
seeking the authorizations herein requested are estimated
as follows:
Fee, Commission or Expense
Thousands
Legal Fees and Expenses
$50

=======
Total
$50
Item 3.	Applicable Statutory Provisions.
The following sections of the 1935 Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-
Declaration.

Section of/Rule under  				Transactions to which such
the 1935 Act					Section/Rule is or may be
								applicable

Sections 9(a) and 10				Merger of CNG Services
							into DRI Services

Section 12(b)					DRI Services participation
							in the CNG Money Pool

Section 13						Adoption of revised
							service agreements

Item 4.	Regulatory Approvals.
Approval of the revised New Agreement will be
sought from the state utility commissions of Virginia,
North Carolina, Pennsylvania and West Virginia.  Approval
of the revised Virginia Power Support Agreement will be
sought from the state utility commissions in Virginia and
North Carolina.  DRI and CNG require no other regulatory
approvals or consents to complete the transactions
contemplated by this post-effective amendment.
Item 5.	Procedure.
The Commission is respectfully requested forthwith to issue an order of the Commission granting and permitting this post-effective amendment to this Application-Declaration to become effective.
It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the disposition of VNG. The
Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.	Exhibits and Financial Statements.

Exhibit D-7.1	  Application to the Virginia State
Corporation Commission.

Exhibit D-7.2    Order of the Virginia State Corporation
Commission.
                          (To be filed by amendment)

Exhibit D-8.1    Application to the North Carolina
Utilities Commission.

Exhibit D-8.2    Order of the North Carolina Utilities
Commission.
                          (To be filed by amendment)

Exhibit D-9.1    Application to the Pennsylvania Public
Utility Commission.

Exhibit D-9.2    Order of the Pennsylvania Public Utility
Commission.
                          (To be filed by amendment)

Exhibit D-10.1   Application to the West Virginia Public
Service Commission.

Exhibit D-10.2   Order of the West Virginia Public Service
Commission
                           (To be filed by amendment)

Exhibit K-3.1    Form of New Service Agreement.



Exhibit K-3.2    Form of Revised Virginia Power Support
Agreement.




Item 7.	Information as to Environmental Effects.

The changes in service company arrangements
neither involve a "major federal action" nor "significantly
affect the quality of the human environment" as those terms
are used in Section 10(2)(C) of the National Environmental
Policy Act, 42 U.S.C. Section 4321, et seq.  The only
federal actions related to the changes in service company
arrangements pertain to the Commission's approval of this
post-effective amendment to this Application-Declaration
under the 1935 Act and the other approvals and actions
described in Item 4 above.   The changes in service company
arrangements will not result in changes in the operations of DRI, CNG or any of their respective subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.


Pursuant to the Public Utility Holding Company
Act of 1935, each of the undersigned companies has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

DOMINION RESOURCES, INC. 		CONSOLIDATED NATURAL GAS
						COMPANY


By:       James F. Stutts		By:       James F. Stutts
__________________			__________________________
Name:	James F. Stutts			Name:  James F. Stutts
Title:  Vice President and 		Title:  Vice President and
	General Counsel			General Counsel
Date:	September 25, 2000		Date:	September 25, 2000